Exhibit 99.1

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

Intel Completes Tender Offer for Mobileye

Acquisition Expected to Accelerate the Future of Autonomous Driving

SANTA CLARA, Calif., and JERUSALEM, August 8, 2017 -- Intel Corporation (NASDAQ: INTC) and Mobileye N.V. (NYSE: MBLY) today announced the completion of Intel’s tender offer for outstanding ordinary shares of Mobileye, a global leader in the development of computer vision and machine learning, data analysis, localization and mapping for advanced driver assistance systems and autonomous driving. The acquisition is expected to accelerate innovation for the automotive industry and positions Intel as a leading technology provider in the fast-growing market for highly and fully autonomous vehicles.

The combination of Intel and Mobileye will allow Mobileye’s leading computer vision expertise (the “eyes”) to complement Intel’s high-performance computing and connectivity expertise (the “brains”) to create automated driving solutions from cloud to car. Intel estimates the vehicle systems, data and services market opportunity to be up to $70 billion by 2030.

“With Mobileye, Intel emerges as a leader in creating the technology foundation that the automotive industry needs for an autonomous future,” said Intel CEO Brian Krzanich. “It’s an exciting engineering challenge and a huge growth opportunity for Intel. Even more exciting is the potential for autonomous cars to transform industries, improve society and save millions of lives.”

Intel’s Automated Driving Group (ADG) will combine its operations with Mobileye, an Intel Company. The combined Mobileye organization will lead Intel’s autonomous driving efforts, and will have the full support of Intel resources and technology to define and deliver cloud-to-car solutions for the automotive market segment. Mobileye, an Intel Company, will remain headquartered in Israel and led by Prof. Amnon Shashua who will serve as Intel Senior Vice President and Mobileye CEO and Chief Technology Officer. In addition, Ziv Aviram, Mobileye Co-Founder, President and CEO, is retiring from the company, effective immediately.

“Leading in autonomous driving technology requires a combination of innovative proprietary software products and versatile open-system hardware platforms that enable customers and partners to customize solutions,” said Prof. Amnon Shashua. “For the first time, the auto industry has a single partner with deep expertise and a cultural legacy in both areas. Mobileye is very excited to begin this new chapter.”

Mobileye will support and build on both companies’ existing technology and customer relationships with automakers, tier-1 suppliers and semiconductor partners to develop advanced driving assist, highly autonomous and fully autonomous driving programs.

Further Transaction Details and Timing

Today, Intel is acquiring approximately 84% of Mobileye’s outstanding ordinary shares.

The initial offering period for the tender offer and withdrawal rights expired at 5:00 p.m., New York City time, on August 7, 2017 (the “Expiration Time”). Based on information provided by the American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 187,882,291 Mobileye ordinary shares (excluding Mobileye ordinary shares tendered pursuant to guaranteed delivery procedures), representing approximately 84% of the outstanding Mobileye ordinary shares, had been validly tendered and had not been validly withdrawn as of the expiration of the initial offering period (excluding 26,424,016 ordinary shares, representing approximately 12% of the aggregate number of ordinary shares outstanding, tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). Cyclops Holdings, LLC (“Cyclops”), a wholly owned subsidiary of Intel, has accepted for payment all shares that were validly tendered and were not properly withdrawn from the offer, and payment for such shares will be made promptly in accordance with the terms of the offer.

Intel and Mobileye also announced today the commencement of a subsequent offering period scheduled to expire at 11:59 p.m., New York City time, on August 21, 2017, as it may be further extended to provide for a minority exit offering period of at least 5 business days to provide Mobileye shareholders who have not yet tendered their shares the opportunity to do so (under certain circumstances as more fully described in the tender offer statement on Schedule TO filed by Cyclops with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”). All ordinary shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same form and amount of offer consideration as in the initial offering period. The procedures for tendering shares during the subsequent offering period are the same as those applicable to the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) no withdrawal rights will apply to shares tendered during the subsequent offering period.

Mobileye plans to delist its ordinary shares from the New York Stock Exchange (the “NYSE”) as promptly as practicable. Mobileye also intends to deregister its shares under the U.S. Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act, but will only be eligible to do so upon satisfaction of the applicable requirements for deregistration.

Mobileye has submitted written notice to the NYSE of its intent to voluntarily delist its shares from the NYSE in connection with the tender offer. Mobileye intends to file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, with the SEC on August 21, 2017 to notify the SEC of the delisting of its ordinary shares from the NYSE. Delisting from the NYSE is expected to become effective 10 days after the filing date of the Form 25.

Following delisting from the NYSE, Mobileye ordinary shares will not be listed or registered on another national securities exchange. Delisting is likely to reduce significantly the liquidity and marketability of any Mobileye ordinary shares that have not been tendered pursuant to the tender offer.

Media Conference Call

Intel and Mobileye management will hold a media conference call today at 7:00 a.m. PT (10:00 a.m. ET) to discuss the transaction. The live call can be found at http://intelandmobileye.transactionannouncement.com. The live call can also be accessed in the United States at 1-866-547-1509 and outside the United States at

+1-920-663-6208 with the passcode 63678747. A replay will also be available at http://intelandmobileye.transactionannouncement.com.

About Intel

Intel expands the boundaries of technology to make the most amazing experiences possible. Information about Intel can be found at newsroom.Intel.com and Intel.com.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Mobileye’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Mobileye’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Mobileye’s products are or will be integrated into car models from more than 25 global automakers. Mobileye’s products are also available in the aftermarket.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9  CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the uncertainty of regulatory approvals; risks and uncertainties related to Mobileye’s delisting from the NYSE and suspension of Mobileye’s reporting obligations under the Exchange Act; the ability of the parties to consummate the transactions and their plans described in this press release in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Intel and the Intel logo are trademarks of Intel Corporation in the United States and other countries. Mobileye, EyeQ®, and the Mobileye logo are registered trademarks of the Mobileye group in the United States and in other countries.

*Other names and brands may be claimed as the property of others.

CONTACTS:	Cara Walker	Alexis Blais
	Intel Media Relations	Mobileye Media Relations
	503-696-0831	203-682-8270
	cara.walker@intel.com	mobileyepr@icrinc.com

	Tushar Jain	Dan Galves
	Intel Investor Relations	Mobileye Investor Relations
	1-408-653-9488	917-960-1525
	tushar.jain@intel.com	dan.galves@mobileye.com